Filed by: Westar Energy, Inc

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Westar Energy, Inc

Commission File Number: 001-03523

Date: June 21, 2016

TRANSITION TEAM

What is the process for merger transition?

Great Plains and Westar will work together to determine the best way to integrate the companies. Given the scope and complexity of this, it will take months, with little to happen quickly. The planning will be directed by an executive from each company. Working with the integration executives will be integration teams, formed with a small number of members from both companies, representing different areas.

Who’s leading the transition?

John Bridson, Senior Vice President, Generation and Marketing, will serve as Westar’s integration co-lead, working closely with Great Plains’ co-lead, Steven Busser, Vice President, Risk Management and Controller. John will continue in his present role, as well.

What will the transition co-leads do?

They will begin mapping out the structure and process to guide the transition, refine the timeline and identify support teams needed to help us integrate. They will set and guide the priorities important to making the combined company successful. There will be plenty to do, but not much initially so we’ll share more information with you as it becomes available.

Why doesn’t this process go faster?

There are strict legal requirements about integrating companies in advance of a merger having actually closed. All this work is preparatory for the close, but actual integration cannot occur until after closing.

How many transition teams will there be?

We haven’t decided yet. This will be the first opportunity for people from both companies to really put their heads together to find out what is most important for the integration.

Who will be on transition teams?

We haven’t decided yet. We’re aware and happy to hear there’s interest in serving on the transition teams, and as the process begins to unfold, we will share more. We only need a relatively small number of people on the teams, however, so most of us will continue doing the jobs we do today to serve our customers. Even if you are not one of the few on an integration team, we still want your feedback and ideas, and we’ve planned time in the schedule to gather it.

When will integration planning start?

John has been at nuclear school in Boston most of the month of June, so we won’t be doing much of significance on transition until after Independence Day. Even then, the initial stages require a lot of planning and thought before rolling out and engaging many more people.

JOBS

How will the company determine what jobs are available and when?

That will be the result of the transition teams’ work, which won’t be complete for months.

Will the combined company have fewer employees?

Yes, but that doesn’t necessarily mean people lose their jobs.

What is the primary plan for staffing reductions to achieve efficiencies?

Both companies are experiencing record retirements. Coupled with natural attrition on top of that, means vacancies of 4-5% of the combined workforces; that’s 250-300 positions each year. Moreover, we won’t close the transaction for nearly a year, so we have the opportunity for a head start on attrition. While not all vacancies can be left open and still do the necessary work of the company, many can be left open, or filled on a temporary basis. That leaves an opportunity to both reduce total staffing, yet not have involuntary layoffs.

What if attrition is not sufficient to create the required savings?

No promises, but it’s possible the company may ask for targeted voluntary reductions, in exchange for severance.

If attrition and voluntary severances were not enough, could there be involuntary severances, or layoffs?

For a small number that could happen, but it has been Great Plains’ practice to get staffing savings through natural attrition and potentially voluntary reducations, and they are proud of that history. If that were to change, they would offer a severance to non-union employees. Union employees, of course, would be governed by existing contracts.

Approximately how soon will employees know if their job could be affected?

The work of the transition teams will take months. Moreover, the transaction will not close until mid spring of next year—at the earliest. We do not expect to do any merger-related reorganizing until the transaction closes. In fact, there are rules that prohibit many activities and actions until after closing.

When it comes to making business decisions, how do we move forward?

Until the merger, it is our responsibility to manage our company and serve our customers. For the most part it will be business as usual; in fact, the merger agreement requires that we continue to conduct our business as we have. Having said that, we need to be smart. If we’re making long-term decisions that will affect the success of the combined company, that is the time to speak with your supervisor. We don’t want to make long-term, single-company decisions that would be unwise for the combined company’s future, or require us unnecessarily to go through change twice.

What will happen to hiring needs and hiring decisions? Can we still fill open positions?

If your department has an available position that is essential to serving our customers and our company, you should move forward with business as usual and fill it. Having said this, it is important to ask hard questions to make certain that refilling the position now is an absolute necessity, and not just a preference or a convenience. If we fill vacancies now, that creates less “room to maneuver” after the closing to manage staffing through vacancies. Sometimes there are flexible ways to fill positions in the interim, such as with part time, temporary or contract labor, and supervisors should consider such options very carefully, as that may be key to flexibility later.

Will we still be able to promote employees between now and when the sale closes?

Yes. But again, we should ask hard questions to make sure those are the right decisions in light of the pending combination.

Will this impact the Enterprise Asset Management Maximo projects that are currently in progress?

No. Great Plains also uses Maximo.

When will we move forward with a new customer information system (CIS)?

The transition process will decide how best to proceed. While we still expect to move forward with a new system, it only makes sense that we coordinate something of such importance with Great Plains.

BENEFITS

If attrition or potential voluntary severance is not sufficient, what would be the severance process?

For employees covered under the labor agreement, its provisions still apply. For non-union employees, if there were to be a qualifying severance, Westar’s severance policy would apply. Moreover, the agreement provides for some additional coverage to fill in some gaps, such as with employees without much tenure or where the basic plan may not match current market conditions.

I’m currently on Long-Term Disability, how will this be affected?

Under the merger agreement, for those individuals that remain employed, Great Plains agreed to provide employee benefits that are substantially comparable, in the aggregate, to those in effect immediately prior to completion of the transaction for two years. Remember, though, even as a stand-alone company, we review and change our benefits on occasion and that won’t change.

If you were not offered a job and instead were to receive a severance, would you be able to file and receive unemployment immediately or do you have to wait for a period of time due to the severance?

Under the law, severance pay delays the date that an applicant could begin receiving unemployment benefits, but it does not reduce the amount of weeks a claimant is eligible for unemployment benefits.

Will we still have a Short Term Incentive (STI) plan?

Yes.

Will the retirement benefits remain the same for all employees?

Yes. The merger doesn’t change them. Remember, though, even as a stand-alone company, we review and change our benefits on occasion and that won’t change.

OTHER

Will we still be changing our non-union performance rating process this year?

No. It doesn’t make sense to change our performance rating process at this time, given that the process for the combined company may be different still. There is no reason to potentially do this twice.

How does our Relative Total Shareholder Return calculation, which is part of the STI, work now that we are being acquired?

Until we close, our stock will continue to trade. The mechanics of the calculation are unaffected by the transaction until the close.

Was it Mark who initiated the sale of Westar or was it the Board of Directors?

Only the board can make these decisions. Mark is also a member of the board. The decision was unanimous.

When will Westar employees first notice any noticeable changes?

The timeline is going to be different for every employee. As the transition team begins sometime after the 4th of July, we will have more information to share.

Westar has been undergoing an initiative for addressing our aging distribution infrastructure, Electric Distribution Grid Resiliency (EDGR). Can you discuss how these endeavors may be impacted?

There is no change. The EDGR project is scheduled to be complete by December, prior to when we might expect to close this transaction.

If you don’t see your question answered on this Q&A, we may not have an answer for it yet. We’ll work with our partners at Great Plains to get the answer to you when it becomes available.

Important Information for Investors and Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the transactions referred to in this material, Great Plains Energy Incorporated (“Great Plains”) expects to file a registration statement on Form S-4 with the Securities and Exchange Commission (“SEC”) containing a preliminary joint proxy statement of Great Plains and Westar Energy, Inc. (“Westar Energy”) that also constitutes a preliminary prospectus of Great Plains. After the registration statement is declared effective Great Plains and Westar Energy will mail a definitive proxy statement/prospectus to shareholders of Great Plains and shareholders of Westar Energy. This material is not a substitute for the joint proxy statement/prospectus or registration statement or for any other document that Great Plains or Westar Energy may file with the SEC and send to Great Plains’ and/or Westar Energy’s shareholders in connection with the proposed transactions. INVESTORS AND SECURITY HOLDERS OF GREAT PLAINS AND WESTAR ENERGY ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus (when available) and other documents filed with the SEC by Great Plains or Westar Energy through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Great Plains will be available free of charge on Great Plains’ website at www.greatplains.com, in the “Investor Relations” tab near the bottom of the page, or by contacting Great Plains’ Investor Relations Department at 1-800-245-5275. Copies of the documents filed with the SEC by Westar Energy will be available free of charge on Westar Energy’s website at www.westarenergy.com or by contacting Westar Energy’s Investor Relations Department at 785-575-8227.

Great Plains and Westar Energy and their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies with respect to the proposed transactions under the rules of the SEC. Information about the directors and executive officers of Great Plains may be found in its 2015 Annual Report on Form 10-K filed with the SEC on February 24, 2016, and definitive proxy statement relating to its 2016 Annual Meeting of Shareholders filed with the SEC on March 24, 2016. Information about the directors and executive officers of Westar Energy may be found in its 2015 Annual Report on Form 10-K filed with the SEC on February 24, 2016, and definitive proxy statement relating to its 2016 Annual Meeting of Shareholders filed with the SEC on April 1, 2016. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will also be included in any proxy statement and other relevant materials to be filed with the SEC when they become available.

Forward Looking Statements

This communication contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 in connection with the proposed merger of Great Plains and Westar Energy. These statements include statements regarding describe nature of future statements, e.g. the anticipated closing date of the transaction or anticipated future results. Forward-looking statements may include words like “believe,” “anticipate,” “target,” “expect,” “pro forma,” “estimate,” “intend,” “guidance” or words of similar meaning. Forward-looking statements describe future plans, objectives, expectations or goals. Although Great Plains and Westar Energy believes that these statements are based on reasonable assumptions, all forward-looking statements involve risk and uncertainty. The factors that could cause actual results to differ materially from these forward-looking statements include those discussed herein as well as, without limitation, delays in completing the merger, including as a result of delays in obtaining regulatory approval or shareholder approval, changes in general economic conditions and regulatory and legislative changes that adversely affect the business in which Great Plains and Westar Energy are engaged. These forward looking statements speak only as of the date of this communication, and Great Plains and Westar Energy expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in Great Plains’ or Westar Energy’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Please refer to the publicly filed documents of Great Plains and Westar Energy, including the most recent Forms 10-K and 10-Q, for additional information about Great Plains and Westar Energy and about the risks and uncertainties related to the business of each of Great Plains and Westar Energy which may affect the statements made in this communication.